SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name:	Nuveen Municipal 2023 Target Term Fund

Address of Principal Business Office:

333 West Wacker Drive

Chicago, Illinois 60606

Telephone Number: (800) 257-8787

Name and address of agent for service of process:

Kevin J. McCarthy, Esq.

Vice President and Secretary

Nuveen Municipal 2023 Target Term Fund

333 West Wacker Drive

Chicago, Illinois 60606

With copies to:

David P. Glatz

K&L Gates LLP

70 W. Madison St., Suite 3100

Chicago, Illinois 60602

Eric F. Fess

Chapman and Cutler LLP

111 W. Monroe

Chicago, Illinois 60603

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    ☒  YES    ☐  NO

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on the 19th of October, 2015.

Nuveen Municipal 2023 Target Term Fund

/s/ Gifford R. Zimmerman
Gifford R. Zimmerman, Chief Administrative Officer

/s/ Kevin J. McCarthy
Kevin J. McCarthy, Vice President and Secretary

Attest:
/s/ Virginia L. O’Neal
Virginia L. O’Neal